Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

(In thousands, except per share data, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Basic
Earnings:
Net income attributable to common shareholders	$1,534	$2,301	$8,514	$5,694

Shares:
Average common shares outstanding	8,397	8,683	8,423	8,691

Basic earnings per common share	$0.18	$0.27	$1.01	$0.66

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$1,534	$2,301	$8,514	$5,694

Shares:
Average common shares outstanding	8,397	8,683	8,423	8,691
Potentially dilutive common shares outstanding	414	397	480	565

Diluted average common shares outstanding	8,811	9,080	8,903	9,256

Diluted earnings per common share	$0.17	$0.25	$0.96	$0.62

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings per share for the three months ended September 30, 2011 excluded from the denominator zero options and restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for the three months ended September 30, 2010 excludes from the denominator 212,000 options and 190,375 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.

The calculation of diluted earnings per share for the nine months ended September 30, 2011 excluded from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for the nine months ended September 30, 2010 excludes from the denominator zero options and 4,286 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.